

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Limited Company
Mespil Business Centre, Mespil House
Sussex Road, Dublin 4, Ireland

> **Re: SMX (Security Matters) Public Limited Company**
> **Registration Statement on Form F-1**
> **Filed May 10, 2024**
> **File No. 333-279316**

Dear Haggai Alon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephen Fox